To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Frontier Digital Media Group, Inc. on Post Effective Amendment No. 1 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated June 30, 2015 and on the balance sheet of Frontier Digital Media Group, Inc. as of December 31, 2014 and the related statements of operations, changes in stockholders’ equity and cash flows for the year then ended which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Very truly yours,

Cutler & Co. LLC
Wheat Ridge, Colorado
December 20, 2016

9605 West 49th Ave. Suite 200 Wheat Ridge, Colorado 80033 ~ Phone 303-968-3281 ~ Fax 303-456-7488 ~ www.cutlercpas.com